WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050


06015291



July 14, 2006

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcements released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Notification of Major Interests in Shares – Brandes Investment Partners	July 13, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.


PROCESSED
JUL 19 2006
THOMSON
FINANCIAL

Very truly yours,

By: [signature]
George Rudy
Authorized Representative

Enclosures

NOTIFICATION OF MAJOR INTERESTS IN SHARES


PROCESSING
RECEIVED
JUL 18 2006
SEC MAIL
WASH, D.C.
161

1. Name of company

MARKS AND SPENCER GROUP PLC

2. Name of shareholder having a major interest

DEUTSCHE BANK AG LONDON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOT INDICATED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UNKNOWN

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES 25P EACH

10. Date of transaction

N/A

11. Date company informed

13 July 2006

12. Total holding following this notification

UNKNOWN

13. Total percentage holding of issued class following this notification

BELOW 3%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

ANTHONY CLARKE
020 8718 9940

16. Name and signature of authorised company official responsible for making this notification

ANTHONY CLARKE

Date of notification

14 JULY 2006

NB At the date of this disclosure the total shares in issue for Marks and Spencer Group plc was 1,684,409,790 ordinary shares of 25p each

WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

July 13, 2006


SEC MAIL PROCESSING
RECEIVED
JUL 1 8 2006
WASH, D.C.
185
SECTION

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcements released to the London Stock Exchange:

	Announcement	Issue Date
1.	Annual General Meeting – Poll Results	July 11, 2006
2.	Notification of Major Interests in Shares – Brandes Investment Partners	July 11, 2006
3.	Notification of Transactions of Persons Discharging Managerial Responsibilities or Their Connected Persons	July 13, 2006
4.	Notification of Major Interests in Shares – Deutsche Bank AG London	July 13, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

Poll Results (see Note 1)

Annual General Meeting held on Tuesday 11 July 2006 at 2.00pm

Results of the poll taken at meeting

Resolution	% For (see note 2)	% Against (see note 2)	% of Capital instructed (see note 3)	% Votes Withheld as % of Capital	Number of votes Withheld
1 To receive the directors' report, financial statements and report of the auditors	99.84	0.16	52.11%	1.19%	20,095,132
2 To approve the remuneration report	95.38	4.62	52.11%	1.33%	22,320,948
3 To declare a final dividend	99.995	0.005	52.11%	0.05%	819,725
4 To elect Jeremy Darroch	99.27	0.73	52.11%	0.06%	952,053
5 To elect David Michels	99.19	0.81	52.11%	0.06%	949,306
6 To elect Louise Patten	99.20	0.80	52.11%	0.05%	889,208
7 To elect Steven Sharp	99.55	0.45	52.11%	0.66%	11,179,249
8 To re-elect Stuart Rose	99.57	0.43	52.11%	0.64%	10,835,915
9 To re-appoint auditors	98.72	1.28	52.11%	1.08%	18,124,159
10 To authorise the audit committee to determine the auditors' remuneration	98.87	1.13	52.11%	0.04%	706,284
11 To renew directors' authority to allot shares	98.87	1.13	52.11%	0.06%	1,019,187
12 To renew disapplication of pre-emption rights	99.77	0.23	52.11%	0.09%	1,473,694
13 To authorise the Company to purchase its own shares	99.77	0.23	52.11%	0.05%	912,094
14 To authorise the Company to make political donations	97.03	2.97	52.11%	0.91%	15,410,697
15 To authorise Marks and Spencer plc to make political donations	96.87	3.13	52.09%	0.92%	15,496,114
16 To authorise Marks & Spencer Outlet Limited to make political donations	96.86	3.14	52.10%	0.92%	15,545,542
17 To authorise Marks and Spencer Shared Services Limited to make political donations	96.85	3.15	52.11%	0.93%	15,614,859
18 To authorise Marks and Spencer Simply Foods Limited to make political donations	96.85	3.15	52.11%	0.93%	15,598,889
19 To authorise Marks and Spencer (Ireland) Limited to make political donations	96.89	3.11	52.11%	0.81%	13,645,203

20 To reduce authorised share capital following the redemption of all outstanding B Shares	99.84	0.16	52.11%	0.09%	1,467,968
21 To adopt new Articles of Association	96.47	3.53	52.11%	2.29%	38,641,021
22 To amend the terms of the Marks and Spencer Group Performance Share Plan 2005	85.65	14.35	52.10%	3.32%	55,845,743

NOTES:

1 All resolutions were passed.

2 Votes "For" and "Against" are expressed as a percentage of votes received (excluding "Votes withheld"). The "For" vote includes those votes giving the Chairman discretion.

3 "Votes withheld" are included within % of capital instructed, but not counted when deciding whether or not a resolution is carried.

4 Total number of shares in issue at 2pm on 09 July 2006 = 1,684,277,468

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MARKS AND SPENCER GROUP PLC

2. Name of shareholder having a major interest

BRANDES INVESTMENT PARTNERS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOT INDICATED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UNKNOWN

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES 25P EACH

10. Date of transaction

N/A

11. Date company informed

10 JULY 2006

12. Total holding following this notification

95,129,874 ORDINARY 25P SHARES
11,391,052 ADRS

13. Total percentage holding of issued class following this notification

9.71%

14. Any additional information

1 ADR IS EQUAL TO 6 ORDINARY SHARES

15. Name of contact and telephone number for queries

LESLEY BROWNETT 07769 672953

16. Name and signature of authorised company official responsible for making this notification

LESLEY BROWNETT

Date of notification

11 JULY 2006

*Note: At the date of this disclosure Marks and Spencer Group plc had 1,684,277,468 Ordinary Shares of 25p in issue

Issued: 13 July 2006

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

Marks and Spencer Group PLC (the 'Company') was informed on Tuesday 11 July 2006 that Bailhache Labesse Trustees Limited, as the trustee of the Marks and Spencer Employee Benefit Trust (the 'Trust'), purchased on Tuesday 11 July 2006, in London, at a price of 588.3427p per share, a total of 3,111,000 ordinary shares of 25p each in the capital of the Company representing 0.18% of the issued ordinary shares all of which are intended to be used for the Company's employee share plans. As a result of this purchase of shares, the number of ordinary shares in the capital of the Company held in the Trust is 5,542,614 representing 0.33% of the issued ordinary shares of the Company.

The following directors, together with all employees, are potential beneficiaries of the Trust and are therefore deemed to be interested in the purchase of shares described above although the directors were not directly connected with the purchase:-

- Stuart Rose
- Ian Dyson
- Steve Sharp

For further information please contact:

Anthony Clarke – 020 8718 9940

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MARKS AND SPENCER GROUP PLC

2. Name of shareholder having a major interest

DEUTSCHE BANK AG LONDON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOT INDICATED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UNKNOWN

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES 25P EACH

10. Date of transaction

N/A

11. Date company informed

12 July 2006

12. Total holding following this notification

57,449,804 ORDINARY SHARES

13. Total percentage holding of issued class following this notification

3.41%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

ANTHONY CLARKE
020 8718 9940

16. Name and signature of authorised company official responsible for making this notification

ANTHONY CLARKE

Date of notification

13 JULY 2006

NB At the date of this disclosure the total shares in issue for Marks and Spencer Group plc was 1,684,365,471 ordinary shares of 25p each